SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2003.

Commission File Number: 2-58155

KUBOTA CORPORATION

(Translation of registrant’s name into English)

2-47, Shikitsuhigashi 1-chome, Naniwa-ku, Osaka, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F :

Form 20-F     X     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) :

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) :

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 :

Yes          No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule12g3-2(b) : 82-

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	Notice of change of management (Tuesday April 1, 2003).

2.	Notice on revised financial forecasts for the year ended March 31, 2003 (Friday April 11, 2003).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KUBOTA CORPORATION

Date: April 30, 2003	By:	/s/ Shigeru Kimura
Name: Shigeru Kimura Title: General Manager Finance & Accounting Department

April 1, 2003

To whom it may concern

Kubota Corporation

2-47, Shikitsu-higashi 1-chome,

Naniwa-ku, Osaka 556-8601, Japan

President and Representative Director

Daisuke Hatakake

Contact: IR Group

Finance & Accounting Department

Phone: +81-6-6648-2645

Notice of Change of Management

Please be advised that the Board of Directors of Kubota Corporation (“the Company”) resolved at the Board Meeting held on April 1, 2003 to change Representative Directors and other Directors as follows:

1.    Contents of change

1)    Representative Directors    (Effective from April 1, 2003)

Name	New Title	Former Title
Tomomi Soh	Executive Vice President and Representative Director	Executive Managing Director
Mikio Kinoshita	Executive Vice President and Representative Director	Executive Managing Director
Takeshi Oka	Executive Managing Director	Executive Managing Director and Representative Director

2)    Other Directors    (Effective from April 1, 2003)

Name	New Title	Former Title
Tsuyoshi Hayashi	Executive Managing Director	Managing Director
Tadahiko Kinoshita	Executive Managing Director	Managing Director
Masaru Ishiguro	Managing Director	Director
Akira Seike	Managing Director	Director
Toshiyuki Yotsumoto	Managing Director	Director
Yoshihiro Fujio	Managing Director	Director
Moriya Hayashi	Managing Director	Director

3)    Resignation    (scheduled after the Shareholders Meeting to be held in June, 2003)

Name	Current Title
Takeshi Oka	Executive Managing Director
Tatsuo Arata	Managing Director
Masakatsu Yamamoto	Managing Director
Okihiro Asada	Managing Director
Yoji Okihara	Managing Director
Masatake Matsui	Managing Director
Koh Shimizu	Director
Toshi Nakajima	Director

End of document

April 11, 2003

To whom it may concern

Kubota Corporation

2-47, Shikitsu-higashi 1-chome,

Naniwa-ku, Osaka 556-8601, Japan

President and Representative Director

Daisuke Hatakake

Contact: IR Group

Finance & Accounting Department

Phone: +81-6-6648-2645

Notice on revised financial forecasts for the year ended March 31, 2003

Please be advised that Kubota Corporation (the Company) has revised the consolidated and non-consolidated (parent company only) financial forecasts for the year ended March 31, 2003 as follows:

<The original forecasts were released on November 13, 2002 when the Company announced the financial results for the six months ended September 30, 2002.>

1.    Revised consolidated financial forecasts for the year ended March 31, 2003.

(April 1, 2002—March 31, 2003)

(Unit; ¥million,    %)

	Net sales	Income before Income Taxes, Minority Interest in Earnings of Subsidiaries, and Equity in Net Income of Affiliated Companies	Net Income
Original Forecasts	930,000	47,000	24,000
Revised Forecasts	925,000	5,000	-9,000
Change	-5,000	-42,000	-33,000
(%)	-0.5	-89.4	—
Comparable Previous Year (Year ended March 31, 2002)	965,791	28,683	9,530

2.    Revised non-consolidated financial forecasts for the year ended March 31, 2003.

(April 1, 2002—March 31, 2003)

(Unit; ¥million,    %)

	Net sales	Ordinary Income	Net Income
Original Forecasts	685,000	24,000	12,000
Revised Forecasts	670,000	26,000	-8,000
Change	-15,000	2,000	-20,000
(%)	-2.2	8.3	—
Comparable Previous Year (Year ended March 31, 2002)	672,576	23,967	136

3.    Reasons for revision

(Consolidation)

Net sales are expected to be slightly lower than the original forecast because the favorable overseas sales such as the sales of tractors is not enough to offset the sluggish sales of the products related to the domestic public works spending.

The income before income taxes, minority interest in earnings of subsidiaries, and equity in net income of affiliated companies will be significantly decreased due to the ¥24.0 billion valuation losses on marketable securities, and the ¥16.5 billion impairment loss on the golf course owned and operated by the subsidiary of the Company. Net loss of ¥9.0 billion will be expected due to the above mentioned decrease of the income before income taxes and the increase of the effective income tax rate.

(Non-consolidation)

Although net sales will be reduced compared to the original forecasts, ordinary income will be higher than previously expected. Net loss of ¥8.0 billion is expected due to the net non-recurring losses of ¥38.0 billion which includes the valuation losses on marketable securities, and the loss related to the above mentioned golf course, and the gain assuming the relinquishment of the substitutional portion of the retirement benefit obligations of welfare pension funds of the Company.

The Company plans to pay the year-end cash dividends of ¥15.00 per ADS which is the same amount of the original forecasts.

End of document